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Exhibit (d)(3)

Herley Industries, Inc.
3061 Industry Drive, Suite 200
Lancaster, PA 17603

January 19, 2011

STRICTLY CONFIDENTIAL

Mr. Eric DeMarco
President and Chief Executive Officer
Kratos Defense and Security Solutions, Inc.
4820 Eastgate Mall, Suite 200
San Diego, CA 92121

  Re:
  Exclusivity Agreement

Dear Mr. DeMarco:

        This letter is intended to confirm the respective interest of Herley Industries, Inc. (the "Company") and Kratos Defense and Security Solutions, Inc. ("Buyer" and, together with the Company, the "Parties") in pursuing a potential business combination pursuant to which Buyer would acquire all of the outstanding common stock of the Company pursuant to an all-cash tender offer for $19.00 per share in cash, followed by a back-end merger in which the Company would be merged with and into a wholly-owned subsidiary of Buyer (the "Proposed Transaction"). Further details about the Proposed Transaction are set forth in the indication of interest letter dated January 19, 2011 (the "Bid Letter") from Buyer to the Company.

        The Parties recognize that the continued evaluation, pursuit and negotiation of the Proposed Transaction would require the commitment of significant time and resources, both internal and external, by Buyer and the Company, including the preparation and negotiation of definitive agreements setting forth the terms of the transaction. Based upon the terms contained in the Bid Letter, including, but not limited to, purchase price, transaction structure, the all-cash nature of the proposed consideration, lack of any financing condition or contingency whatsoever, Buyer's stated belief that remaining due diligence can be completed within the Exclusivity Period (as defined below), targeted date to enter into a definitive merger agreement and the comments of Buyer to the Company's form of merger agreement, the Company has been induced to enter into this Exclusivity Agreement. In connection with the foregoing, the Parties have determined to set forth their mutual understanding with respect to certain matters as set forth below:

        For a period beginning on the date hereof and expiring at the close of business, New York City time, on the thirtieth (30th) calendar day hereafter (the "Exclusivity Period"), the Company agrees that it shall not, and that it shall cause its affiliates, officers, employees, agents, advisers and representatives not to, directly or indirectly, (i) intentionally encourage any person, other than Buyer, and its advisors and representatives (a "Third Party") to pursue, or intentionally solicit interest from any Third Party regarding, a Competing Transaction (as hereinafter defined), (ii) furnish any non-public information to any Third Party in connection with a Competing Transaction, (iii) enter into any agreement with any Third Party regarding a Competing Transaction, or (iv) engage in discussions or negotiations with any Third Party (other than to indicate that the Company is not presently in a position to engage or continue to engage in such discussions or negotiations). The Company shall also cease, and shall instruct its affiliates, officers, employees, agents, advisers and representatives to cease, any ongoing discussions with any Third Parties regarding a Competing Transaction. For purposes of this letter agreement, a Competing Transaction shall mean (a) any purchase, sale or other disposition of a substantial portion of the business or assets of the Company and its subsidiaries taken as a whole, to a Third Party, other than sales of inventory to Third Parties in the ordinary course of business consistent with past practice, or (b) any merger, reorganization, consolidation, share exchange or other similar business combination transaction with a Third Party involving the Company or any subsidiary thereof or any of their respective businesses. Buyer acknowledges that the Company, in prior public statements, has generally indicated its willingness to explore a business combination (but is under no obligation to authorize or consummate a transaction and may suspend its exploratory process at any time) and has previously engaged in discussions with other parties regarding such a combination. Subject to the terms of pre-existing confidentiality agreements, the Company will keep Buyer reasonably informed of the receipt of any unsolicited proposals or indications of interest with respect to a Competing Transaction, including the material terms and conditions thereof.

        The Company shall have the immediate right to terminate this letter agreement prior to the expiration of the Exclusivity Period (by written notice to Buyer) if, Buyer, at any time during the Exclusivity Period, (i) indicates, through its senior management or its representatives, that it is unwilling to proceed with the Proposed Transaction at the purchase price and in accordance with the other terms indicated in the Bid Letter, including, but not limited to, those relating to form of consideration, transaction structure, timing and conditions to consummation of the Proposed Transaction, (ii) ceases negotiation of a definitive acquisition agreement with respect to the Proposed Transaction, (iii) fails to confirm in writing to the Company, by the close of business, New York City time, on February 8, 2011, that it has completed its business and legal due diligence and has found no issues that will affect, in any manner, its willingness or ability to proceed further with the Proposed Transaction on the same purchase price, form of consideration, transaction structure, timing, conditions to the consummation of the Proposed Transaction and other material terms as are outlined in the Bid Letter, (iv) fails to provide unexecuted final drafts of the financing commitment letters to the Company and its advisors from all lenders participating in the financing of the Proposed Transaction no later than January 28, 2011, and (v) following a written request by the Company, Buyer shall have failed to reaffirm the purchase price, form of consideration, transaction structure, timing, conditions to the consummation of the Proposed Transaction and other material terms as are outlined in the Bid Letter.

        Buyer confirms to the Company that no financing condition whatsoever, including that which may arise due to any conditions contained in a commitment letter entered into by Buyer or its affiliates with potential financing sources, will be contained or reflected in any definitive agreement relating to the Proposed Transaction.

        The Parties acknowledge that the Confidentiality Agreement between the Company and Buyer, dated as of October 12, 2010 (the "Confidentiality Agreement"), remains in full force and effect, provided, however, that the time periods referred to in paragraphs 5 and 6 of the Confidentiality Agreement shall each begin anew as of the date hereof. Thus, the existence of this letter agreement, and the terms contained herein, shall remain confidential; provided, however, that either party shall be permitted to make such disclosure to the extent that it determines that such disclosure is required by law; provided, further that no party hereto shall disclose the identity of the other party unless compelled to do so by a governmental body with competent jurisdiction and after reasonable advance notice by the disclosing party to the other party.

        Nothing in this letter agreement shall constitute a binding obligation of either Party to continue discussions or to submit, or enter into, any binding offer or definitive documentation concerning a possible transaction at any time in the future. Neither Party shall have any legally binding obligation to proceed with a transaction, unless and until the Parties shall have entered into a definitive agreement with respect thereto. Without limiting the foregoing, the Parties agree that they will never institute any action or suit at law or in equity against one another by reason of any claim relating to the failure or refusal of either Party hereto to negotiate or execute a definitive acquisition agreement with respect to the Proposed Transaction or by reason of any claim relating to the failure or refusal of the management or Board of Directors of either Party to approve or authorize a definitive acquisition agreement with respect to the Proposed Transaction for any reason.

        During the Exclusivity Period, the Company shall use commercially reasonable efforts to cooperate with Buyer and provide information as reasonably requested by Buyer in connection with the equity financing by Buyer in connection with the Proposed Transaction, provided that (i) all out-of-pocket costs incurred by the Company in connection therewith shall be at the sole cost and expense of, and shall promptly be paid by, Buyer; (ii) such cooperation shall not be required to be provided in any manner that would or would be expected to unreasonably interfere with the conduct of the operations of the Company; (iii) neither the Company nor any member of its management shall be required to make any representations or warranties to, or enter into any agreement with, any such financing source or take any actions that could be reasonably expected to have an adverse effect on the Company; and (iv) Buyer shall indemnify and hold harmless the Company and each member of its management from and against any and all losses arising out of or incurred or suffered in connection with the cooperation provided by them referred to in accordance with this paragraph. The indemnity provided for in the foregoing sentence (to the extent in favor of any members of the management of the Company) shall be an independent obligation of Buyer and Buyer shall not offset against any obligations thereunder against any right it has under this letter agreement.

        In consideration for being granted the exclusivity provided for by this letter agreement, Buyer agrees to make a non-refundable payment to the Company of $2 million (the "Exclusivity Payment"). The Exclusivity Payment shall be made no later than the close of business, New York City time, on the next business day following the execution of the letter agreement (the "Exclusivity Payment Deadline"), by wire transfer of same day funds to an account designated in writing by the Company. In the event that that Exclusivity Payment is not received by the Exclusivity Payment Deadline, this letter agreement shall automatically terminate without any further action on the part of either Party. In the event that the tender offer contemplated by the Proposed Transaction is consummated, the Exclusivity Payment shall be returned to Buyer no later than the close of business, New York City time, on the next business day following the consummation of such tender offer, by wire transfer of same day funds to an account designated in writing by Buyer.

        Except as set forth in the immediately preceding sentence and except as specifically set forth in the immediately following paragraph, the Exclusivity Payment shall be completely non-refundable and shall not be used to set-off or applied to offset any of Buyer's obligations whatsoever, and Buyer hereby irrevocably waives any and all such rights.

        Nothing contained herein shall prohibit the Company from taking any action otherwise prohibited in this letter agreement regarding an unsolicited tender or exchange offer or business combination or other Competing Transaction, if the Board of Directors of the Company determines in good faith, after consultation with its financial advisor and outside legal counsel, that compliance with the terms of this letter agreement would cause it to violate its fiduciary duties or applicable laws, including, without limitation, the tender offer rules of the Securities and Exchange Commission. Such actions shall include, but are not limited to, termination of this letter agreement. In the event that the Company shall determine to terminate this letter agreement prior to the end of the Exclusivity Period in accordance with this paragraph, and, upon the Company's request contained in a notice to Buyer of such intended termination, Buyer has reaffirmed the purchase price, form of consideration, transaction structure, timing, conditions to the consummation of the Proposed Transaction and other material terms as are outlined in the Bid Letter, the Company shall return to Buyer the Exclusivity Payment by wire transfer of same day funds, no later than the close of business, New York City time, on the next business day following such termination, to an account designated in writing by Buyer and the return of the Exclusivity Payment shall be the sole and exclusive remedy of Buyer in the event of such termination. In the event that the parties execute a definitive agreement for the Proposed Transaction and that agreement is subsequently terminated because of a superior proposal, the Company shall return to Buyer the Exclusivity Payment by wire transfer of same day funds, no later than the close of business, New York City time, on the next business day following such termination.

        Except as otherwise expressly provided in a definitive acquisition agreement with respect to the Proposed Transaction, each of the Parties agrees that it shall be responsible for its own costs and expenses, including, without limitation, legal, accounting and consulting expenses and fees, commissions and expenses of its own agents and representatives, incurred in connection with this letter agreement and the Proposed Transaction.

        This letter agreement regarding the specific matters set forth herein shall be binding upon and inure solely to the benefit of the Parties, and nothing in this letter agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this letter agreement. This letter agreement may be amended, modified or supplemented only pursuant to a written instrument signed by the Parties. This letter agreement, together with the Confidentiality Agreement, constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof.

        This letter agreement shall be governed by, enforced under and construed in accordance with the laws of Delaware to the greatest extent permissible by law, without giving effect to the conflicts of laws provisions thereof or of any other jurisdiction. This letter agreement may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature Page Follows]

        Please confirm your agreement with the foregoing by signing and returning to the undersigned the duplicate copy of this letter enclosed herewith.

HERLEY INDUSTRIES, INC.
		By:	/s/ John A. Thonet
		Name:	John A. Thonet
		Title:	Chairman
ACCEPTED AND AGREED
as of the date first written above:
KRATOS DEFENSE AND SECURITY SOLUTIONS, INC.
By:	/s/ Eric DeMarco
Name:	Eric DeMarco
Title:	President and CEO

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  Exhibit (d)(3)